SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in addition to the Relevant Fact disclosed on January 15, 2018, Eletrobras opted, in this day, to conduct a new sale of part of the shares in Energisa Mato Grosso S.A. ("Energisa MT" ) or ("Offeror") owned by Eletrobras , within the scope of the ("OPA") - Voluntary Public Offer for Acquisition of Energisa MT's common shares and preferred shares disclosed by order and account of its parent company, Energisa S.A..

After joining the OPA on January 16, 2018, Eletrobras now holds a total of 14,754,310 (fourteen million, seven hundred and fifty-four thousand, three hundred and ten) shares of Energisa MT, of which 940,000 (nine hundred forty thousand) common shares (ENMT3) and 13,814,310 (thirteen million, eight hundred and fourteen thousand, three hundred and ten) preferred shares (ENMT4).

Under the conditions of the OPA, in case the Offeror acquires more than 2/3 (two thirds) of company’s free float  of the same type and class of shares, the Offeror, hereby, undertakes to purchase the shares object of the reminiscent offer in 3 (three) months from the date of the auction, that is, from January 16, 2018 to April 16, 2018, at the price per share set forth in the notice and updated by the variation of the Special System Rate of Settlement and Custody of the Central Bank of Brazil, ("SELIC Rate").

In this sense, Eletrobras conducted the sale of 10,255,310 (ten million, two hundred and fifty-five thousand, three hundred and ten) preferred shares that were unblocked, equivalent close to 7.36% of the preferred shares and 4.82% of the total of the Capital Stock of Energisa MT, since other shares owned by Eletrobras remain blocked in guarantee of lawsuits and/or other agreements celebrated by the Company.

The OPA sale price is fixed at R$ 8.60 (eight reais and sixty cents) per share, which, updated by the SELIC Rate, will be R$ 8.63 (eight reais and sixty-three cents) without distinction of price between common shares ("ON") and preferred shares ("PN"), allowing Eletrobras to receive the amount of R$ 88,503,325.30 (eighty-eight million, five hundred and three thousand, three hundred and twenty-five reais and thirty cents) for the sale of the aforementioned shares.

Rio de Janeiro, February 02, 2018.

Armando Casado de Araujo
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.